Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

March 10, 2016

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the SEC staff’s comments received via a telephone call on February 9, 2016 regarding the issues listed below.

1.	Comment: In the shareholder reports for all the Series, the introductory paragraph in the Shareholder Expense Example refers to transaction costs that are incurred by a shareholder. Because it appears that transaction costs are not incurred by shareholders, please consider modifying this language.

Response: Accepted. The reference to transaction costs was not included in the December 31, 2015 annual reports, and will not be included in future shareholder reports.

2.	Comment: The performance for the Class I shares of the International Series in the December 31, 2014 Annual Report does not match that in the May 1, 2015 prospectus, as supplemented on December 21, 2015.

Response: We have found that two digits were inadvertently transposed in the May 1, 2015 prospectus. This error was corrected in a prospectus supplement filed on February 22, 2016.

3.

Comment: The expense ratios in the May 1, 2015 prospectus for the Emerging Markets Series Class S and Global Fixed Income Series Class S were one basis point higher than those shown in the Series’ financial highlights in the December 31, 2014 annual reports, and also one basis point higher than the Series’ expense caps. In addition, the expense ratio shown in the March 1, 2015 prospectus for the Equity Series was one basis point higher than that shown in the Series’ financial highlights in the October 31, 2014 annual report, and also one basis point higher than the Series’ expense cap. These Series’ fee tables do not have a line item for Acquired Fund Fees and Expenses (“AFFE”), but do have a footnote tagged to Total

Annual Fund Operating Expenses indicating that such expenses may not correlate to the expense ratios in the Series’ financial highlights because the financial highlights do not include AFFE. If the one basis point differences relate to AFFE, please explain why the fee tables do not include a line item for AFFE.

Response: In each of these cases, the AFFE amounts were less than one basis point, and, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, were included in Other Expenses. The AFFE amounts did, however, cause Other Expenses to round up to the next basis point, and, therefore, created one basis point differences between the Total Annual Fund Operating Expenses and both the financial highlights (which do not include AFFE) and the expense caps (which do not apply to AFFE). We believe that the differences are appropriately explained in the footnotes.

4.	Comment: The Equity Series’ Annual Report dated October 31, 2015 has subsequent event disclosure in Note 9 stating that the Series experienced significant redemptions in November 2015. Did the redemptions materially impact the gross expense ratio, and if so, did the Fund consider updating the fee table in the prospectus to reflect the higher gross expense ratio?

Response: The instructions to Form N-1A do not allow the adjustment of the expense ratio for an increase in net assets. Following the same underlying rationale, we do not believe it is appropriate to adjust the expense ratio for a decrease in net assets. We note that during the fiscal year ended October 31, 2015, the Series’ expense ratio was capped by the Advisor pursuant to a contractual expense limitation agreement, and, therefore, any decrease in the Series’ assets would not have caused the Series’ shareholders to experience increased expenses.

5.	Comment: The line graph on page 3 of the Disciplined Value Series’ October 31, 2015 Annual Report uses Class I, which has a $1 million minimum initial investment. Accordingly, the graph should be based on $1 million (see Instruction 1(d) of Item 27(b)(7) of Form N-1A).

Response: Accepted. The line graph in the Global Fixed Income Series’ December 31, 2015 Annual Report was, and the line graph in the Disciplined Value Series’ October 31, 2016 Annual Report will be, based on a $1 million minimum initial investment.

6.	Comment: The shareholder reports should include disclosure regarding purchase and sale transactions executed pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended.

Response: Accepted. Disclosure regarding purchase and sale transactions executed pursuant to Rule 17a-7 will be included in future shareholder reports for any Series for which such transactions were executed during the period covered by the report.

7.	Comment: The Portfolio Composition charts in the shareholder reports show that the following Series have significant exposure to the indicated sectors:

Core Bond Series – Financials

Core Plus Bond Series – Financials

Emerging Markets Series – Healthcare

Equity Income Series – Financials

Equity Series – Information Technology

Tax Managed Series – Information Technology

Please explain why the Series’ investments in the sectors are not addressed in the principal investment strategy and risk sections of the prospectuses. The staff notes that it provided a similar comment in 2014 with respect to certain Series.

Response: The Series’ investments in the sectors are not addressed in the principal investment strategy and risk sections of the prospectuses, because the sector allocations are a result of the then-current investment opportunities identified by a Series’ portfolio management team, as opposed to a principal investment strategy of the Series to invest in the identified sectors. Accordingly, a Series’ investments in a sector will vary over time depending on the portfolio management team’s then-current view of the investment opportunities presented by such sector. However, the disclosure regarding sector exposure that was added to several Series’ prospectuses in response to the 2014 comment will be added to each Series’ prospectus.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/Elizabeth Craig

Elizabeth Craig

Corporate Secretary

cc:	Chad Eskildsen, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC